LML PAYMENT SYSTEMS

news release

EXHIBIT 20.1

LML REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2003

VANCOUVER, BC, February 14, 2003 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its third quarter and nine months ended December 31, 2002. Earnings before income taxes, interest, depreciation and amortization ("EBITDA") for the third quarter was approximately $34,000 compared to an EBITDA loss of approximately ($161,000) for the third quarter ended December 31, 2001, an improvement in EBITDA of approximately $195,000. There was a net loss of approximately ($545,000) or approximately ($0.03) per share for the third quarter ended December 31, 2002 compared to a net loss of approximately ($969,000) or approximately ($0.05) per share for the third quarter ended December 31, 2001.

Revenues for the current third quarter were approximately $2.5 million, compared to approximately $2.2 million for the third quarter ended December 31, 2001, an increase of approximately 13.6%. This increase was mainly attributable to an increase in revenues derived from the software license revenues resulting from our partnership with CheckFree Corporation. Revenues from our primary and secondary check collection business were approximately $1.5 million for the third quarter ended December 31, 2002 compared to approximately $1.8 million for the third quarter ended December 31, 2001, a decrease of approximately 16.6%. We believe this reduction is partially a result of us no longer providing electronic check recovery services for JC Penney and partially a result of softer consumer spending trends resulting in lower check volumes. Revenues from electronic check verification were approximately $369,000 for the third quarter ended December 31, 2002 compared to approximately $249,000 for the third quarter ended December 31, 2001, an increase of approximately 48.2%. The increase is mainly attributable to the rollout of check processing services, including electronic check verification, to 49 multi-lane grocery stores with 268 locations in the Houston, Texas area during the third quarter ended December 31, 2002.

Cost of operations for the third quarter was approximately $1.9 million, or approximately 76% of revenues, compared to approximately $1.9 million or approximately 85% of revenues for the third quarter ended December 31, 2001. Sales, general and administrative expenses for the quarter were approximately $568,000, compared to approximately $589,000 for the third quarter ended December 31, 2001, a decrease of approximately $21,000 or approximately 3.6%.

For the nine months ended December 31, 2002, EBITDA was a loss of approximately ($551,000) or approximately ($0.03) per share, compared to an EBITDA loss of approximately ($2.4 million) or approximately ($0.13) per share for the nine months ended December 31, 2001, an improvement in EBIDTA of approximately $1.8 million or approximately 77%. There was a net loss of approximately ($2.3 million) or approximately ($0.12) per share for the nine months ended December 31, 2002 compared to a net loss of approximately ($4.7 million) or approximately ($0.24) per share for the nine months ended December 31, 2001.

Revenues for the nine months ended December 31, 2002 were approximately $6.4 million, compared to approximately $6.9 million for the nine months ended December 30, 2001, a decrease of approximately 7.2%.

Cost of operations for the nine months ended December 31, 2002 was approximately $5.1 million, or approximately 80% of revenue, compared to approximately $6.5 million or approximately 94% of revenue for the nine months ended December 31, 2001, a decrease of approximately 21.5%. Sales, general and administrative expenses for the nine months ended December 31, 2002 were approximately $1.8 million, compared to approximately $2.8 million for the nine months ended December 31, 2001, a decrease of approximately $1.0 million or approximately 35.7%.

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About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:

Patrick H. Gaines
President and CEO
(604) 689-4440

Investor RElations
(800) 888-2260